OPTIMIZERX CORPORATION
407 SIXTH STREET
ROCHESTER, MI 48307

 February 11, 2009

REVISED RESPONSE LETTER

United States Securities and Exchange Commission
100 F Street. N.E.
Washington D.C. 20549
Attn: David Orlic, Special Counsel

Re: OptimizeRX Corporation (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed January 30, 2008
File No. 333-455280

Dear Mr. Orlic,

By letter dated February 9, 2009, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s amended Registration Statement on Form S-1 (the “Registration Statement”).  Below are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

General

We note your response to comment 2 of our letter dated January 13, 2009 and reissue in part.  Given that you awarded stock options to Mr. Harrell during 2008, please provide the information required by the Instruction to Item 402 (n)(2)(vi) and by Item 402 (o)(4) of Regulation S-K in regard to the option award.  Please also provide, pursuant to Item 402 (p), a table showing Outstanding Equity Awards at Fiscal Year End for December 31, 2008 to reflect Mr. Harrell’s award, or tell us why the table is not required.  Finally, please update your Director’s compensation discussion for the year ended December 31, 2008.

Response:
The Company has amended its Registration Statement to reflect the above referenced comments.

The Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;
•	Any changes to disclosure in response to the Commission’s comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please feel free to contact me at any time.

Sincerely, /s/ Dave Harrell Dave Harrell Chief Executive Officer

THIS IS ADDED TO OUR MD&A

Stock Based Compensation
Effective January 1, 2006, the Company adopted SFAS No. 123 (revised), "Share-Based Payment" (SFAS 123(R)) utilizing the modified prospective approach. Prior to the adoption of SFAS 123(R) we accounted for stock option grant in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees," and accordingly, recognized compensation expense for stock option grants using the intrinsic value method.

Under the modified prospective approach, SFAS 123(R) applies to new awards and to awards that were outstanding on January 1, 2006 that are subsequently modified, repurchased or cancelled.  Under the modified prospective approach, compensation cost recognized in the first quarter of fiscal 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original  provisions of SFAS 123, and compensation cost for all share-based payments granted subsequent  to January 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).  For all quarters after the first quarter of fiscal 2006, compensation costs recognized will include compensation costs for all share-based payments granted based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

The fair value of each option granted in 2008  is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield of 0%, expected volatility of 150%, risk-free interest rate of 2.59% and expected life of 60 months

REVISED TABLES

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth the aggregate cash compensation paid during the fiscal years ended December 31, 200 8, 2007 and 2006 to our Chief Executive Officer and our three most highly compensated executive officers other than our Chief Executive Officer. Other than as listed below, the Company had no executive officers whose total annual salary and bonus exceeded $100,000 for that fiscal year

Name and Principal Position	Year	Salary $	Bonus $	Stock Awards $	Option Awards $	Total $
David Harrell	2007	$144,000	$-0-	$-0-	$-0-	$144,000
President & Chief Executive Officer	2006	$111,000	$-0-	$-0-	$-0-	$111,000
	2008	$144,000	$-0-	$-0-	$91,000(1)	$235,000
James Vandeberg	2007	$-0-	$-0-	$-0-	$-0-	$-0-
Former Chief Executive Officer of RFID Ltd.	2006	$-0-	$-0-	$-0-	$-0-	$-0-

(1)
Options to purchase 100,000 shares of Common Stock valued at $0.91 per share with an exercise price of $1.00 per share.  Please see our Management’s Discussion and Analysis for a discussion on the valuation of our options .

Director Compensation

Name	Fees Earned or Pain In Cash	Stock Awards ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings($)	All Other Compensation ($)	Total ($)
Terry Hamilton	0	0	136,500	(1)	0	0	0	136,500
Thomas Majerowicz	0	0	18,200	(2)	0	0	0	18,200

(1)
Represents 150,000 options to purchase common stock valued at $0.91 per share with an exercise price of $1.00 per share. 150,000 options were oustanding at the end of our fiscal 2008 year. Please see our Management’s Discussion and Analysis for a discussion on the valuation of our common stock.

(2)
Represents 20,000 options to purchase common stock valued at $0.91 per share with an exercise price of $1.00 per share. 20,000 options were outstanding at the end of our fiscal 2008 year. Please see our Management’s Discussion and Analysis for a discussion on the valuation of our common stock.

Employment Agreements

The Company currently has no employment agreements with its executive officers.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying of Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David Harrell	100,000 (1)	0	0	$1.00	March 5, 2013	0	0	0	0
Terry Hamilton	150,000 (1)	0	0	$1.00	March 5, 2013	0	0	0	0
Vernon Hartman	50,000 (1)	0	0	$1.00	March 5, 2013	0	0	0	0
Andrew Dahl	20,000 (1)	0	0	$1.00	March 5, 2013	0	0	0	0
Jay Pinney, MD	25,000 (1)	0	0	$1.00	March 5, 2013	0	0	0	0
Thomas Majerowicz	20,000 (1)	0	0	$1.00	March 5, 2013	0	0	0	0

(1)	These options fully vested on the date of grant.